UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 6*)

Under the Securities Exchange Act of 1934

Basic Energy Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06985P209
(CUSIP Number)

Eric L. Schondorf Ascribe Capital LLC 299 Park Avenue, 34th Floor New York, NY 10171 (212) 476-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06985P209	13D	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,165,238

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,165,238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,165,238

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
This percentage is calculated based upon 26,561,124 shares of Common Stock outstanding as of November 5, 2018, as reported in Basic Energy Services, Inc.’s quarterly report on Form 10-Q for the quarter ended September 30, 2018, filed on November 5, 2018.

CUSIP No. 06985P209	13D	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe III Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,165,238

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,165,238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,165,238

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 26,561,124 shares of Common Stock outstanding as of November 5, 2018, as reported in Basic Energy Services, Inc.’s quarterly report on Form 10-Q for the quarter ended September 30, 2018, filed on November 5, 2018.

CUSIP No. 06985P209	13D	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
American Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,165,238

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,165,238

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,165,238

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 26,561,124 shares of Common Stock outstanding as of November 5, 2018, as reported in Basic Energy Services, Inc.’s quarterly report on Form 10-Q for the quarter ended September 30, 2018, filed on November 5, 2018.

Explanatory Note

This Amendment No. 6 amends and supplements the statement on Schedule 13D originally filed by Ascribe Capital LLC (“Ascribe Capital”), Ascribe III Investments LLC (“Fund III”) and American Securities LLC (“American Securities” and, collectively with Ascribe Capital and Fund III, the “Reporting Persons”) on January 3, 2017 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (“Common Stock”), of Basic Energy Services, Inc. (the “Issuer”).  All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

As of November 29, 2018, as reflected in this Schedule 13D, the Reporting Persons beneficially own an aggregate of 4,165,238 shares of Common Stock.  As described in Item 4 below, the shares of Common Stock reported herein were acquired (a) in connection with the Issuer’s chapter 11 case in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) and (b) in the purchase transactions described in Item 5(c) below.  The purchases described in Item 5(c) were funded from cash on hand of Fund III.

Item 4. Purpose of Transaction.

Prior to the Effective Date of the Plan (as such terms are defined below), the Reporting Persons or their affiliates were holders of the Issuer’s existing 7.75% senior notes due 2019 and 7.75% senior notes due 2022 (collectively, the “Existing Notes”).  On October 25, 2016, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code.  The Debtors’ plan of reorganization (as it has been amended, modified and supplemented, the “Plan”) provided for, among other things, the equitization of the Existing Notes into Common Stock.  On December 9, 2016, the Bankruptcy Court entered an order confirming the Plan. As a result, on December 23, 2016 (the “Effective Date”), the claims of the Reporting Persons and their affiliates in respect of their Existing Notes were converted into Common Stock.

The Reporting Persons and certain of their affiliates agreed to participate in the Issuer’s $90 million debtor in possession credit facility prior to the Effective Date.

On the Effective Date, the Debtors consummated the Plan through a series of transactions and the Plan became effective pursuant to its terms. Upon emergence from chapter 11 on the Effective Date, all of the Issuer’s outstanding common stock, par value $0.01 per share, was cancelled and the Issuer authorized 80,000,000 shares of new Common Stock.  In connection with the Plan, as of the Effective Date, the Issuer has expanded its board of directors to include a nominee of the Reporting Persons, and the Reporting Persons (in coordination with another holder of Common Stock) had a right to designate an additional nominee to the board of directors which has been subsequently waived.

On January 18, 2017, Fund III filed a Form 144 with the Commission disclosing its ability to sell up to one percent of the shares of Common Stock outstanding as of December 23, 2016, as reported in the Press Release dated December 22, 2016 filed as Exhibit 99.2 to the Issuer’s Form 8-K filed on December 27, 2016, as permitted under the volume restrictions of Rule 144(e) under the Securities Act of 1933, as amended.  On January 24, 2017, Fund III filed a new Form 144 to reflect an increase in the maximum number of shares of Common Stock that may be sold under Rule 144(e) as a result of recent trading volume of the Common Stock. On each of April 29, 2017, November 6, 2017 and February 21, 2018, Fund III filed a new Form 144 to reflect the maximum number of shares of Common Stock that may be sold under Rule 144(e) based on the recent trading volume of the Common Stock prior to the date of each such filing. The number of shares of Common Stock purchased or sold by the Reporting Persons within the past sixty days are set forth in Item 5(c) below. In general, the shares of Common Stock reported herein are held for investment purposes. The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as otherwise described herein.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5. Interests in Securities of the Issuer.

(a)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the Common Stock reported herein. There were 26,561,124 shares of Common Stock outstanding as of November 5. 2018, as reported in Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2018, filed on November 5, 2018. The shares of Common Stock reported herein represents approximately 15.7% of the outstanding Common Stock.

(b)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. Fund III beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,165,238 shares of Common Stock, representing 15.7% of the outstanding shares of Common Stock. Ascribe Capital, as the investment manager to Fund III, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,165,238 shares of Common Stock, representing 15.7% of the outstanding shares of Common Stock. American Securities, as the sole owner of Ascribe Capital, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,165,238 shares of Common Stock, representing 15.7% of the outstanding shares of Common Stock.

(c)
Within the past sixty days, the Reporting Persons have engaged in the following transactions in the Common Stock, which were affected by Fund III:

Open market purchases of 50,000 shares of Common Stock on October 29, 2018 at a price per share of $7.4246 per share.

Open market purchases of 4,328 shares of Common Stock on October 30, 2018 at a price per share of $7.4038 per share.

Open market purchases of 5,174 shares of Common Stock on November 2, 2018 at a price per share of $7.4052 per share.

Open market purchases of 15,900 shares of Common Stock on November 9, 2018 at a price per share of $7.4299 per share.

Open market purchases of 30,000 shares of Common Stock on November 12, 2018 at a price per share of $7.1826 per share.

Open market purchases of 35,000 shares of Common Stock on November 13, 2018 at a price per share of $6.9716 per share.

Open market purchases of 19,900 shares of Common Stock on November 14, 2018 at a price per share of $6.961 per share.

Open market purchases of 50,900 shares of Common Stock on November 20, 2018 at a price per share of $6.8608 per share.

Open market purchases of 25,000 shares of Common Stock on November 26, 2018 at a price per share of $6.2474 per share.

Open market purchases of 8,100 shares of Common Stock on November 27, 2018 at a price per share of $6.0489 per share.

Open market purchases of 13,400 shares of Common Stock on November 28, 2018 at a price per share of $5.8088 per share.

(d)	Not applicable.

(e)	Not applicable.

Item 7. Material to Be Filed As Exhibits.

Exhibit 1 – Joint Filing Agreement, dated as of January 3, 2017, by and among the Reporting Persons (filed in original Schedule 13D, dated January 3, 2017).
Exhibit 2 – Registration Rights Agreement, dated as of December 23, 2016, by and among Basic Energy Services, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s form 8-A filed on December 23, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2018

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE III INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer